                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            CALLOWAY'S NURSERY, INC.
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                              (Name of the Issuer)

                            CALLOWAY'S NURSERY, INC.
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                      (Names of Person(s) Filing statement)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    131255101
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                      (CUSIP Number of Class of Securities)

                               Daniel G. Reynolds
                            Calloway's Nursery, Inc.
                                    Suite 200
                              4200 Airport Freeway
                          Fort Worth, Texas 76117-6200
                                 (817) 222-1122

                                 with a copy to:
                               Gene G. Lewis, Esq.
                            Locke Liddell & Sapp LLP
                                   Suite 3400
                                600 Travis Street
                             Houston, TX 77002-3095

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  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.   [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   [ ]   The filing of a registration statement under the Securities Act of 1933.

c.   [ ]   A tender offer.

d.   [X]   None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

-------------------------------------------------
Transaction Value            Amount of Filing Fee
-------------------------------------------------
    $100,000*                       $8.09
-------------------------------------------------

* The transaction valuation was based upon the maximum authorized purchase price of the common stock, $0.01 par value, of Calloway's Nursery, Inc., proposed to be purchased.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________    Filing Party: Calloway's Nursery, Inc.

Form of Registration No.: ____________    Date Filed: __________________________

                                       2

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TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13E-3 THEREUNDER

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Calloway's Nursery, Inc., a Texas corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, in connection with multiple stock repurchase transactions with individual shareholders with the intended result that the Company will cease to be a publicly held company and will become a private corporation. After the filing of this Schedule 13E-3, the Company intends to distribute a Disclosure Statement regarding the Negotiated Purchase Plan (the "Disclosure Statement") to its shareholders. A copy of the Disclosure Statement in substantially the form intended to be distributed to its shareholders is filed herewith as Exhibit 1.

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ITEM 1.  SUMMARY TERM SHEET

The required information is incorporated herein by reference to the section of the Disclosure Statement entitled "SUMMARY."

ITEM 2.  SUBJECT COMPANY INFORMATION

The name of the subject company is Calloway's Nursery, Inc. The address of the Company's principal executive offices is 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117-6200, and its telephone number is (817) 222-1122. The subject class of equity securities is common stock, $0.01 par value per share. Additional required information is incorporated by reference to the section of the Disclosure Statement entitled "MARKET FOR THE COMMON STOCK."

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON

The filing person is the subject company. Additional required information is incorporated herein by reference to the sections of the Disclosure Statement entitled "THE COMPANY" and "MANAGEMENT - Board of Directors and - Non-Director Executive Officers."

ITEM 4.  TERMS OF THE NEGOTIATED PURCHASE PLAN

The required information is incorporated herein by reference to the section of the Disclosure Statement entitled "THE NEGOTIATED PURCHASE PLAN."

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The required information is incorporated herein by reference to the sections of the Disclosure Statement entitled "MANAGEMENT - Security Ownership of Management and - Certain Transactions with Management."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The required information is incorporated herein by reference to the sections of the Disclosure Statement entitled "THE NEGOTIATED PURCHASE PLAN - Background and Description of the Negotiated Purchase Plan and - Effects of the Negotiated Purchase Plan."

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The required information is incorporated by reference to the sections of the Disclosure Statement entitled "SPECIAL FACTORS - Purpose and Reasons for the Negotiated Purchase Plan; - Alternatives to the Negotiated Purchase Plan and - Effects of the Negotiated Purchase Plan."

ITEM 8.  FAIRNESS OF THE TRANSACTION

The required information is incorporated by reference to the section of the Disclosure Statement entitled "SPECIAL FACTORS - Fairness of the Negotiated Purchase Plan; - Fairness of the Minimum Negotiated Purchase Price and - Approval of the Negotiated Purchase Plan."

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The required information is incorporated by reference to the section of the Disclosure Statement entitled "SPECIAL FACTORS - Approval of the Negotiated Purchase Plan."

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ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The required information is incorporated by reference to the section of the Disclosure Statement entitled "THE NEGOTIATED PURCHASE PLAN - Source of Funds."

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The required information is incorporated herein by reference to the section of the Disclosure Statement entitled "MANAGEMENT - Security Ownership of Management."

ITEM 12. SOLICITATION OR RECOMMENDATION

The required information is incorporated herein by reference to the sections of the Disclosure Statement entitled "SPECIAL FACTORS - Fairness of the Negotiated Purchase Plan; - Fairness of the Minimum Negotiated Purchase Price; - Approval of the Negotiated Purchase Plan and - Recommendation of the Board."

ITEM 13. FINANCIAL STATEMENTS

The information contained in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 and the information contained in
Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 is incorporated by reference. Additional required information is incorporated by reference to the section of the Disclosure Statement entitled "SUMMARY FINANCIAL INFORMATION."

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The required information is incorporated by reference to the section of the Disclosure Statement entitled "THE NEGOTIATED PURCHASE PLAN - Persons Implementing the Negotiated Purchase Plan."

ITEM 15. ADDITIONAL INFORMATION

Not applicable.

ITEM 16. EXHIBITS

  *1. Disclosure Statement regarding the Negotiated Purchase Plan dated September 18, 2003.

  *2. Loan Agreement between the Company and The Frost National Bank dated September 21, 1999.

  3. Form of Employment Agreement dated July 3, 1991 between the Company and James C. Estill (filed as Exhibit 10(a) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  4. Extension of Employment Agreement between the Company and James C. Estill dated July 2, 1996 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

  5. Extension of Employment Agreement between the Company and James C. Estill dated May 9, 2001 (filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

  6. Form of Employment Agreement dated July 3, 1991 between the Company and John T. Cosby (filed as Exhibit 10(b) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  7. Extension of Employment Agreement between the Company and John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

  8. Extension of Employment Agreement between the Company and John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

  9. Form of Employment Agreement dated July 3, 1991 between the Company and John S. Peters (filed as Exhibit 10(c) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  10. Extension of Employment Agreement between the Company and John S. Peters dated July 2, 1996 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

  11. Extension of Employment Agreement between the Company and John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
         2001).

  12. Employment Agreement between the Company and C. Sterling Cornelius dated September 21, 1999 (filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
         1999).

  13. Calloway's Nursery, Inc. Stock Purchase Plan (filed as Exhibit 28 to the Company's Registration Statement on Form S-8, as amended, File No. 33-46170, effective March 3, 1992).

  14. Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as Exhibit 10(d) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  15. Calloway's Nursery, Inc. 1995 Stock Option Plan for Independent Directors (filed as Exhibit 99(c) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995).

  16. Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

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  17.    Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

  18. Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).

  19. Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

  *20.   Form of Individual Stock Option Grant to Non-Employee Directors.

  *21. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 1570 Ruiz Street, San Antonio

  *22. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 7007 San Pedro Avenue, San Antonio

  *23. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 6714 South Flores Street, San Antonio

  ------------

  *Filed herewith

                                   SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

                                  CALLOWAY'S NURSERY, INC.

                                  By: /s/ Daniel G. Reynolds
                                      ------------------------------------------
                                      Daniel G. Reynolds
                                      Vice President and Chief Financial Officer

                                      September 18, 2003

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                                  EXHIBIT INDEX

  *1. Disclosure Statement regarding the Negotiated Purchase Plan dated September 18, 2003.

  *2. Loan Agreement between the Company and The Frost National Bank dated September 21, 1999.

  3. Form of Employment Agreement dated July 3, 1991 between the Company and James C. Estill (filed as Exhibit 10(a) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  4. Extension of Employment Agreement between the Company and James C. Estill dated July 2, 1996 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

  5. Extension of Employment Agreement between the Company and James C. Estill dated May 9, 2001 (filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

  6. Form of Employment Agreement dated July 3, 1991 between the Company and John T. Cosby (filed as Exhibit 10(b) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  7. Extension of Employment Agreement between the Company and John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

  8. Extension of Employment Agreement between the Company and John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

  9. Form of Employment Agreement dated July 3, 1991 between the Company and John S. Peters (filed as Exhibit 10(c) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  10. Extension of Employment Agreement between the Company and John S. Peters dated July 2, 1996 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).

  11. Extension of Employment Agreement between the Company and John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
         2001).

  12. Employment Agreement between the Company and C. Sterling Cornelius dated September 21, 1999 (filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
         1999).

  13. Calloway's Nursery, Inc. Stock Purchase Plan (filed as Exhibit 28 to the Company's Registration Statement on Form S-8, as amended, File No. 33-46170, effective March 3, 1992).

  14. Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as Exhibit 10(d) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

  15. Calloway's Nursery, Inc. 1995 Stock Option Plan for Independent Directors (filed as Exhibit 99(c) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995).

  16. Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

  17. Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

  18. Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).

  19. Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

  *20.   Form of Individual Stock Option Grant to Non-Employee Directors.

  *21. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 1570 Ruiz Street, San Antonio

  *22. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 7007 San Pedro Avenue, San Antonio

  *23. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 6714 South Flores Street, San Antonio

------------

*Filed herewith